CTDC Expects Progress in Global Solar Farm Expansion

HONG KONG – March 21, 2012 — China Technology Development Group Corporation (NASDAQ: CTDC; “CTDC” or the “Company”), a growing clean energy group that provides solar energy products and solutions, based in Hong Kong with sales office in Frankfurt, and facilities in China announced that China Merchants New Energy Group Limited (“CMNE”), the Company’s largest shareholder, entered into a Development Financing Cooperation Agreement (“the Agreement”) with China Development Bank Corporation(“CDB”) on March, 14th, 2012. According to CMNE’s announcement on Mar.15th, CDB will provide up to RMB10 billion potential financing support to CMNE in the coming four years. CTDC expects that the financing support from CDB will greatly facilitate the solar business expansion of its subsidiary Sinofield Group Limited (“Sinofield”) which is to be the only platform for CMNE to invest into China’s rooftop solar development after the completion of its capital increase.

In this January, a three-year cooperation framework (“the Framework”) to develop solar projects in the United States and China was signed among CTDC, Sinofield, GCL-Poly Energy Holdings Limited (“GCL-Poly”)’s subsidiary GCL-Poly Investment Limited (“GCL-Poly Investment”), and CMNE. Pursuant to the Framework, Sinofield will be the only platform for CMNE to invest into China’s rooftop solar development after Sinofield’s completion of capital increase. CTDC and CMNE will be responsible for raising funds for all the rooftop projects to ensue. On this March 14th, the Development Financing Cooperation Agreement signed between CMNE and CDB will bring CMNE up to Rmb10 billion financing support in the coming four years, which will be used to fully support CMNE’s solar business, including development, construction and operation domestic and abroad, as well as merger and acquisition of advanced solar technology, potential business opportunities and solar assets.

Besides, as a part of the Framework signed in January, CTDC and GCL-Poly will jointly develop and invest in solar farms in the USA. In addition, GCL-Poly is to assist CTDC in investing solar farms that are in operation or being installed in the USA. According to GCL-Poly’s announcement published on Feb.13, 2012, GCL-Poly and Bank of America Merrill Lynch (“BofA Merrill”) announced the closing of an initial transaction to fund solar power systems developed by GCL-Poly’s US subsidiary GCL Solar Energy Inc. (“GCL Solar”). This initial transaction involves the financing of 15 separate sites, totaling 5MW of solar power systems serving the Palmdale School District located in southern California. GCL-Poly said it was an initial transaction to form the basis of a long-term relationship to provide funding for a portion of the substantial portfolio of over 1GW of solar projects under development by GCL Solar in the United States.

Alan Li, Chairman of the Board and CEO of CTDC, said: “We are glad that China Merchants New Energy Group and GCL-Poly recently received financing support for solar station development and construction from well-known local banks, which indicates that we are now one step further to achieving cooperation the goal of creating the most professional solar station operating platform.”

CTDC is seeking its shareholders’ approval regarding Sinofield’s capital increase issue at its extraordinary meeting of shareholders (the “EGM”) to be held at the Company’s offices located at Unit 1010-11, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong on March 30, 2012 at 10:00 a.m., local time. The proxy statement is available on the website https://materials.proxyvote.com/G84384 .

About CTDC

CTDC is a fast growing clean energy group in China based in Hong Kong, providing solar energy products and solutions to the global market under the “LSP” brand.

CTDC’s major shareholder is China Merchants Group, a state-owned conglomerate in China (http://www.cmhk.com).

For more information, please visit http://www.chinactdc.com

About China Development Bank Corporation (“CDB”)

As a state policy bank in China, China Development Bank has achieved outstanding results in supporting various areas, such as state’s strategic emerging industries, infrastructure construction, and people’s livelihood financing development as well as international cooperation, etc. According to CDB’s official website, at the end of 2011, CDB’s total assets were around Rmb600 billion. In recent years, CDB continues to increase support for environmental protection, energy conservation and emissions reduction industry, in order to help change the CO2 economic development pattern. Till now, CDB’s outstanding loan to this sector reaches RMB 658.3 billion. China Development Bank has become the major supporter to China’s energy saving industry.

For more information, please visit http://www.cdb.com.cn/english/index.asp

Forward-Looking Statement Disclosure

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) the Company’s ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding the Company’s product volume growth, market share, prices and margins; E) expectations and targets for the Company’s results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and the Company’s ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that the Company currently expects. Factors that could cause these differences include the risk factors specified on the Company’s annual report on Form 20-F for the year ended December 31, 2010 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. The Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.